     As filed with the Securities and Exchange Commission on March 31, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           ----------------------------------------------------------


                                    FORM 11-K
 (Mark One)

      [X]         Annual report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                    For the fiscal year ended December 31, 1997

                                     - OR -

      [ ]          Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                For the transition period from         to
                                               -------    -------


COMMISSION FILE NUMBER 1-10070

                     THE GENIX GROUP RETIREMENT SAVINGS PLAN

                                One Marquis Plaza

                            5315 Campbell's Run Road

                              Pittsburgh, PA 15205

              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)

                              MCN CORPORATION (MCN)

                               500 Griswold Street

                                Detroit, MI 48226

           (Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
--------------------------------------------------------------------------------

The financial statements listed in the accompanying table of contents on page iii of this document are filed as part of this Form 11-K.


SIGNATURE
--------------------------------------------------------------------------------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer The Genix Group Retirement Savings Plan have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

THE GENIX GROUP RETIREMENT SAVINGS PLAN


BY:   Bruce E. Neeley and Thomas E. Solomon
      as Administrators of the Plan


      -------------------------------------------
      Bruce E. Neeley, Controller
      Affiliated Computer Services, Inc.


      -------------------------------------------
      Thomas E. Solomon, Senior Vice President of
      Commercial Outsourcing
      Affiliated Computer Services, Inc.


DATE: March 31, 1998

THE GENIX GROUP RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                   PAGE
                                                                                                                   ----
INDEPENDENT AUDITORS' REPORT                                                                                       1


FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 1997
         AND FOR THE YEAR ENDED DECEMBER 31, 1996

         Statements of Net Assets Available for Benefits                                                           2

         Statements of Changes in Net Assets Available for Benefits                                                3 - 4

         Notes to Financial Statements                                                                             5 - 8

SUPPLEMENTAL SCHEDULES FOR THE THREE MONTHS ENDED MARCH 31, 1997

         Item 27(d) - Schedules of Reportable Series and Single Transactions                                       9 - 10

INDEPENDENT AUDITORS' CONSENT                                                                                      11

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To The Retirement Administrative Committee of
The Genix Group, Inc.:

We have audited the financial statements of The Genix Group Retirement Savings Plan as of March 31, 1997 and December 31, 1996 and for the period and the year then ended, as listed in the accompanying Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 5 to the financial statements, the Plan was terminated on March 31, 1997.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1997 and December 31, 1996, and the changes in net assets available for benefits for the three months ended March 31, 1997 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted of the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions for the three months ended March 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

December 30, 1997
Pittsburgh, Pennsylvania

THE GENIX GROUP RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 1997 AND DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                MARCH 31,                  DECEMBER 31,
                                                                                   1997                        1996
                                                                                ----------                ---------------
INVESTMENTS, AT FAIR VALUE:

   Cash Reserves Fund                                                           $        0                $     2,007,523
   Intermediate Bond Fund                                                                0                        682,735
   Equity Income Fund                                                                    0                      2,551,991
   Retirement Growth Fund                                                                0                      2,223,636
   Magellan Fund                                                                         0                      4,687,716
   Puritan Fund                                                                          0                      1,766,200
   Growth and Income Fund                                                                0                      4,154,372
   MCN Common Stock Fund                                                                 0                      2,355,655
   Participant Loans                                                                     0                        562,637
                                                                                ----------                ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $        0                $    20,992,465
                                                                                ==========                ===============


See notes to financial statements.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                               Supplemental Fund Information
                                                               -----------------------------




                                        CASH          INTERMEDIATE         EQUITY          RETIREMENT
                                      RESERVES            BOND             INCOME            GROWTH           MAGELLAN
                                        FUND              FUND              FUND              FUND              FUND
                                    ------------      ------------      ------------      ------------      ------------
INCREASES:
  Investment Income:
  Dividends and interest - net      $     31,424      $     10,845      $     45,407      $        306      $      1,793
  Net appreciation (depreciation)           --             (11,902)           17,245           (35,132)           (3,886)
                                    ------------      ------------      ------------      ------------      ------------
      Total                               31,424            (1,057)           62,652           (34,826)           (2,093)
                                    ------------      ------------      ------------      ------------      ------------
DECREASES:
  Distributions to participants          (48,268)          (28,891)         (229,207)         (142,156)         (535,419)
  Expenses                                   (60)             --                 (10)              (20)             --
  Net Loans to participants               (8,275)           (2,011)           (5,434)           (6,745)          (22,773)
  Transfers between funds              2,651,996            (3,370)           99,399           (58,968)         (135,853)
  Transfers to the ACS 401(k)
  Plan                                (4,634,340)         (647,406)       (2,479,391)       (1,980,921)       (3,991,578)
                                    ------------      ------------      ------------      ------------      ------------
      Total                           (2,038,947)         (681,678)       (2,614,643)       (2,188,810)       (4,685,623)
                                    ------------      ------------      ------------      ------------      ------------

 NET (DECREASE)                       (2,007,523)         (682,735)       (2,551,991)       (2,223,636)       (4,687,716)



NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING OF PERIOD          2,007,523           682,735         2,551,991         2,223,636         4,687,716
                                    ------------      ------------      ------------      ------------      ------------


NET ASSETS AVAILABLE FOR
BENEFITS, END OF PERIOD             $       --        $       --        $       --        $       --        $       --
                                    ============      ============      ============      ============      ============



                                                               Supplemental Fund Information
                                                               -----------------------------


                                                                             MCN
                                                        GROWTH &           COMMON
                                       PURITAN           INCOME             STOCK         PARTICIPANT
                                        FUND              FUND              FUND             LOANS              TOTAL
                                    ------------      ------------      ------------      ------------      ------------
INCREASES:
  Investment Income:
  Dividends and interest - net      $     16,581      $     13,492      $     19,600      $       --        $    139,448
  Net appreciation (depreciation)         12,843            55,286            87,936              --             122,390
                                    ------------      ------------      ------------      ------------      ------------
      Total                               29,424            68,778           107,536              --             261,838
                                    ------------      ------------      ------------      ------------      ------------
DECREASES:
  Distributions to participants         (121,947)         (291,975)          (99,027)          (33,256)       (1,530,146)
  Expenses                                   (10)              (30)             --                --                (130)
  Net Loans to participants               (7,520)           (7,104)           (5,793)           65,655              --
  Transfers between funds                  4,284          (199,117)       (2,358,371)             --                --
  Transfers to the ACS 401(k)
  Plan                                (1,670,431)       (3,724,924)             --            (595,036)      (19,724,027)
                                    ------------      ------------      ------------      ------------      ------------

      Total                           (1,795,624)       (4,223,150)       (2,463,191)         (562,637)      (21,254,303)
                                    ------------      ------------      ------------      ------------      ------------


 NET (DECREASE)                       (1,766,200)       (4,154,372)       (2,355,655)         (562,637)      (20,992,465)



NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING OF PERIOD          1,766,200         4,154,372         2,355,655           562,637        20,992,465
                                    ------------      ------------      ------------      ------------      ------------


NET ASSETS AVAILABLE FOR
BENEFITS, END OF PERIOD             $       --        $       --        $       --        $       --        $       --
                                    ============      ============      ============      ============      ============

See Notes to Financial Statements.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                              Supplemental Fund Information
                                                              -----------------------------



                                      CASH          INTERMEDIATE         EQUITY          RETIREMENT
                                    RESERVES            BOND             INCOME            GROWTH           MAGELLAN
                                      FUND              FUND              FUND              FUND              FUND
                                  ------------      ------------      ------------       -----------      ------------
INCREASES:
 Contributions:
 Employer                         $     70,928      $     31,885      $     60,751      $     67,181      $    192,361
 Employee                               92,804            55,014           101,816           115,518           277,184
                                  ------------      ------------      ------------      ------------      ------------

      Total contributions              163,732            86,899           162,567           182,699           469,545
                                  ------------      ------------      ------------      ------------      ------------

Investment income:
  Dividends and interest-net           115,248            62,938           192,811           278,643           907,031
  Net appreciation                        --             (27,436)          379,870           (85,237)         (284,585)
                                  ------------      ------------      ------------      ------------      ------------

  Net investment income                115,248            35,502           572,681           193,406           622,446
                                  ------------      ------------      ------------      ------------      ------------

      Total                            278,980           122,401           735,248           376,105         1,091,991


DECREASES:
 Distribution to participants         (525,360)         (245,086)       (1,033,588)         (363,986)       (1,468,535)
 Expenses                                  (90)              (40)              (20)              (40)              (50)
 Net loans to participants               8,840            (6,817)           14,480           (10,386)          (71,101)
 Transfer between funds                189,543           (66,365)          186,139           (73,334)         (238,918)
                                  ------------      ------------      ------------      ------------      ------------

     Total                            (327,067)         (318,308)         (832,989)         (447,746)       (1,778,604)
                                  ------------      ------------      ------------      ------------      ------------

 Net increase (decrease)               (48,087)         (195,907)          (97,741)          (71,641)         (686,613)


NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING OF PERIOD        2,055,610           878,642         2,649,732         2,295,277         5,374,329
                                  ------------      ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR
BENEFITS, END OF PERIOD           $  2,007,523      $    682,735      $  2,551,991      $  2,223,636      $  4,687,716
                                  ============      ============      ============      ============      ============

                                                              Supplemental Fund Information
                                                              -----------------------------



                                                                            MCN
                                                      GROWTH &            COMMON
                                     PURITAN           INCOME              STOCK         PARTICIPANT
                                      FUND              FUND               FUND             LOANS             TOTAL
                                  ------------      ------------      ------------      ------------      ------------
INCREASES:
 Contributions:
 Employer                         $     64,541      $    111,647      $     86,588      $       --        $    685,882
 Employee                              114,183           187,894            74,511              --           1,018,924
                                  ------------      ------------      ------------      ------------      ------------

      Total contributions              178,724           299,541           161,099              --           1,704,806
                                  ------------      ------------      ------------      ------------      ------------

Investment income:
  Dividends and interest-net           273,968           276,914            98,883              --           2,206,436
  Net appreciation                      33,994           632,995           557,629              --           1,207,230
                                  ------------      ------------      ------------      ------------      ------------

  Net investment income                307,962           909,909           656,512              --           3,413,666
                                  ------------      ------------      ------------      ------------      ------------

      Total                            486,686         1,209,450           817,611              --           5,118,472


DECREASES:
 Distribution to participants         (688,080)       (1,666,007)         (677,003)          (87,713)       (6,755,358)
 Expenses                                 (110)             (110)               (1)             --                (461)
 Net loans to participants               9,857           (48,269)           (5,241)          108,637              --
 Transfer between funds                (24,130)          211,984          (184,919)             --                --
                                  ------------      ------------      ------------      ------------      ------------

     Total                            (702,463)       (1,502,402)         (867,164)           20,924        (6,755,819)
                                  ------------      ------------      ------------      ------------      ------------

 Net increase (decrease)              (215,777)         (292,952)          (49,553)           20,924        (1,637,347)


NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING OF PERIOD        1,981,977         4,447,324         2,405,208           541,713        22,629,812
                                  ------------      ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR
BENEFITS, END OF PERIOD           $  1,766,200      $  4,154,372      $  2,355,655      $    562,637      $ 20,992,465
                                  ============      ============      ============      ============      ============



See Notes to Financial Statements.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997 AND YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Accounting - The accounting records of The Genix Group Retirement Savings Plan (the "Plan"), sponsored by The Genix Group, Inc. (the "Corporation"), formerly a wholly-owned subsidiary of MCN Investment Corporation ("MCN"), are maintained on the accrual basis of accounting. On June 21, 1996, the Corporation was purchased by Affiliated Computer Services, Inc. ("ACS"), a leading nationwide provider of information technology services, and as further discussed in Notes 2 and 5 and as a result of the acquisition of ACS, the Plan was terminated by the Corporation as of March 31, 1997.

      b. Basis of Presentation - The accompanying financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, revenues and expenses.
            Actual results could differ from those estimates.

      c. Investments - Plan investments are stated at fair market value. Investments in mutual funds are stated at the funds' net asset values per share on the last business day of the Plan's year end. Investments in common stock of MCN are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

      d. Expenses - Expenses incurred by the Trustee, Fidelity Management Trust Company ("Fidelity"), a subsidiary of FMR Corporation, Boston, Massachusetts, in connection with the purchase or sale of MCN's common stock are paid by the Plan. All other expenses of the Plan are paid from the Plan to the extent not paid by the Corporation.

2.    DESCRIPTION OF THE PLAN

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. Plan Organization, Amendments and General Provisions - The Plan is a defined contribution plan, the purpose of which is to provide regular salaried and hourly employees of the Corporation, an opportunity to accumulate savings for their retirement through several investment options, including the common stock of MCN Corporation, the parent of MCN. The Plan was adopted by the corporation effective October 1, 1987.

            Bruce Neeley, ACS Controller-Eastern Region, and Thomas Solomon, Senior Vice President of Commercial Outsourcing, served as administrators of the Plan. Fidelity Investments Institutional Operations Company was the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. Contributions - Contributions to the Plan consisted of participant contributions and employer regular and matching contributions.

            A participant was able to elect to make monthly salary reduction contributions in any fixed percentage ranging from 1% to 14% in .25% increments, of the participant's monthly compensation ("monthly compensation"), as defined in the Plan, which are referred to as monthly elective contributions. Effective September 1, 1996, monthly elective contributions into the Plan were discontinued in connection with the termination of the Plan as further discussed in Note 5. The Plan document provides for limitations on salary reduction contributions in the event of a hardship withdrawal. A participant's elective contributions were limited to $9,500 in calendar year 1996. No contributions were made to the Plan for the three months ended March 31, 1997. The participants could also make after-tax contributions in any fixed percentage ranging from 1% to 14% in .25% increments, but only in combination with monthly elective contributions.

            Participants may also make rollover contributions to the Plan, provided such rollover monthly compensation earned the criteria for transfer as established under the Internal Revenue Code.

            Effective July 1, 1996, all employer contributions were discontinued on any monthly compensation earned after June 30, 1996. (See Note 5.) Prior to July 1, 1996, the Corporation matched 100% of a participant's monthly elective contributions not in excess of 5% of the participant's monthly compensation. Employer regular contributions to a participant's account equaled 2% of a participant's monthly compensation plus 2% of a participant's monthly compensation in excess of the Social Security taxable wage base, as computed on a monthly basis. The Corporation could make a discretionary contribution in any amount as it might determine. There were no discretionary contributions in 1997 or 1996.

      c. Vesting - Participant monthly elective contributions, employer matching contributions and rollover contributions made by or on behalf of a participant are fully vested at all times. Employer regular and discretionary contributions are 100% vested upon the earliest of (1) a participant's completion of five years of service,
            (2) the attainment of certain age, death or disability criteria or
            (3) in the event of a change in control of the Corporation. A participant forfeits his or her employer regular and discretionary contributions if he or she terminates employment prior to vesting and either (1) incurs a five year break in service, (2) dies or (3) receives a distribution of vested contributions and does not return to employment before a five year break in service. Forfeitures occurring in a Plan year shall be applied (i) first to restore forfeitures with respect to certain participants who return to employment during the Plan year, and (ii) second, to reduce Corporate regular and matching contributions.

      d. Distributions and Withdrawals from the Plan - Vested benefits are distributed upon a participant's retirement, disability (in certain circumstances), death or termination from employment. Prior to age 59-1/2, a participant, while employed, may make a withdrawal once during each 12 month period, from his or her monthly and annual elective contributions in the event the participant has an immediate and heavy financial need, as defined in section 401(k) of the Code, subject to certain conditions contained in the Plan document, and also may make a withdrawal once during each 12 month period of rollover contributions that have been held under the Plan for at least two years. Upon attainment of age 59-1/2, a participant, while employed, may separately withdraw once during each 12 month period, monthly contributions, employer matching contributions, rollover contributions and vested employer regular contributions. Generally, distributions or withdrawals under the Plan shall be paid to the participant or his or her beneficiary in the form of a lump-sum payment, however, certain account balances transferred prior to October 1, 1987 may be distributed in installment payments to participants in certain instances of retirement or disability.

      e. Plan Amendment or Termination - The Corporation has reserved the right to amend or terminate the Plan at any time, subject to provisions of the Plan document and ERISA. In the event of a complete or partial termination of the Plan or complete discontinuance of employee contributions, all participants shall be 100% vested in contributions made by them or on their behalf (see
            Note 5).

      f. Participant Loans - The Plan document provided for participant loans up to 50% of the participant's vested account balance not to exceed $50,000. Interest rates on the loans were set quarterly at 3% above the prime rate. Payment terms of the participant loans ranged from four to eight years depending on the reason for the loans.

3.    PLAN INVESTMENTS

      Under the terms of the Plan, participants could invest in any one of the following mutual funds or in the MCN Common Stock Fund. At December 31, 1996 and through the date of transfer, March 31, 1997, all Plan investments, except participant loans, were held by Fidelity, as Trustee.

      a. Fidelity Cash Reserves - A money market fund which invests in high-quality, short-term money market instruments.

      b. Fidelity Intermediate Bond Fund - A fund which invests in high-quality, fixed income obligations.

      c. Fidelity Equity Income Fund - A growth and income fund which invests primarily in stock, but can also invest in bonds and convertible securities.

      d. Fidelity Retirement Growth Fund - A diversified fund which invests primarily in common stocks, although it can invest in all types of securities.

      e. Fidelity Magellan Fund - An aggressive growth fund which invests in stocks of both well-known and lesser-known companies with above average growth potential.

      f. Fidelity Puritan Fund - A growth and income fund which invests in a broadly diversified portfolio of high-yielding securities. These securities include common stock, preferred stock, and bonds.

      g. Fidelity Growth and Income Fund - A fund which invests primarily in common stocks of companies with earnings growth potential while paying current dividends.

      h. MCN Common Stock Fund - A fund which invests in the common stock of MCN.

      i. Participant Loans - Loans with participants maturing in one to eight years with interest payable at prime plus 3%. The loans are held by the Corporation as trustee.

      A breakdown of investments held by the Plan at December 31, 1996 is as follows:

                               UNIT      PARTICIPANT      MARKET
FUND                         VALUATION    ACCOUNTS        VALUE
Fidelity Mutual Funds:
  Cash Reserves              $    1.00   2,007,523     $2,007,523
  Intermediate Bond Fund         10.08      67,732        682,735
Equity Income Fund               42.83      59,584      2,551,991
  Retirement Growth Fund         17.29     128,608      2,223,636
  Magellan Fund                  80.65      58,124      4,687,716
  Puritan Fund                   17.24     102,448      1,766,200
  Growth and Income Fund         30.73     135,189      4,154,372
MCN Common Stock Fund            28.87      81,581      2,355,655
Participant Loans              --             --          562,637

4.    INCOME TAX STATUS

      The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrators believe that the Plan was designed and operated in compliance with the applicable requirements of the Code. Therefore, the plan administrators believe that the Plan was qualified, and investment income earned by the Plan was not subject to federal income tax.

5.    PLAN TERMINATION

      On March 31, 1997, the Plan was terminated and the net assets of the Plan were transferred to the ACS 401(k) Plan. The Internal Revenue Service has been appropriately notified. At that time, in accordance with the Plan document, all active and inactive participants became one hundred percent (100%) vested in their accounts.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
THREE MONTHS ENDED MARCH 31, 1997
--------------------------------------------------------------------------------

SERIES OF TRANSACTIONS, WHEN AGGREGATED,
INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE
CURRENT VALUE OF THE PLAN ASSETS



                                                                                                      CURRENT
                                               NUMBER                     NUMBER                      VALUE ON
                              PURCHASE           OF         SALES           OF          ASSET        TRANSACTION      GAIN
   IDENTITY OF ISSUER          PRICE         PURCHASES      PRICE          SALES        COST            DATE          (LOSS)
   ------------------         --------       ---------      -----         ------        -----        -----------      ------
FIDELITY MUTUAL FUNDS:
Cash Reserves              $ 2,861,146           23     $      --                   $      --       $ 2,861,146     $      --
Cash Reserves                     --                      4,868,669          23       4,868,669            --              --

Growth & Income                168,322           27            --                          --           168,322            --
Growth & Income                   --                      4,377,980          22       3,238,061            --         1,139,919

Equity Income                  162,459           23            --                          --           162,459            --
Equity Income                     --                      2,731,694          16       2,066,468            --           665,226

Magellan                        40,719           25            --                          --            40,719            --
Magellan                          --                      4,724,548          20       4,219,493            --           505,055

Puritan                         34,309           20            --                          --            34,309            --
Puritan                           --                      1,813,352          15       1,648,841            --           164,511

MCN Stock Fund                  26,594           15            --                          --            26,594            --
MCN Stock Fund                    --                      2,470,184          10       1,338,435            --         1,131,749

Retirement Growth                2,243           19            --                          --             2,243            --
Retirement Growth                 --                      2,190,747          18       2,191,569            --              (822)

THE GENIX GROUP RETIREMENT SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
--------------------------------------------------------------------------------

THREE MONTHS ENDED MARCH 31, 1997
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF
5% OF THE CURRENT VALUE OF THE PLAN ASSETS



                                                                                                 CURRENT
                                                                                                 VALUE ON
                                PURCHASE             SALES                   ASSET             TRANSACTION                GAIN
   IDENTITY OF ISSUER            PRICE               PRICE                    COST                 DATE                  (LOSS)
-------------------------   -----------------   ----------------        -----------------    -----------------      ----------------
FIDELITY MUTUAL FUNDS:
Cash Reserves               $      -                 $4,634,340               $4,634,340            $4,634,340          $  -

Growth & Income                    -                  3,724,924                2,730,211             3,724,924              994,713

Equity Income                      -                  2,479,391                1,839,114             2,479,391              640,277

Magellan                           -                  3,991,578                3,578,193             3,991,578              413,385

Puritan                            -                  1,670,431                1,518,177             1,670,431              152,254

MCN Stock Fund                     -                  2,358,371                1,268,200             2,358,371            1,090,171

Retirement Growth                  -                  1,980,921                1,988,307             1,980,921               (7,386)

INDEX TO EXHIBITS
--------------------------------------------------------------------------------


Exhibit #                                   Description                                          Page
---------                                   -----------                                          ----
23                                          Consent of Independent Accountants                     12